Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-269439
PROSPECTUS SUPPLEMENT NO.1 (to Prospectus dated January 16, 2024)

Moolec Science SA

11,110,000 ORDINARY SHARES and

35,818,285 ORDINARY SHARES

Offered by Selling Securityholders

____________________

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form F-1 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-269439).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on January 22, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Ordinary Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MLEC.” On February 14, 2024, the closing sale price of our Ordinary Shares was $1.79.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 14 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 15, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

EXHIBIT LIST

Exhibit No.	Description
99	Moolec Science SA unaudited interim condensed consolidated financial statements as of September 30, 2023 and June 30, 2023, and for the three month period ended September 30, 2023 and 2022.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: January 22, 2024	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

2

Exhibit 99

Unaudited interim condensed consolidated financial statements as of September 30, 2023 and June 30, 2023, and for the three month period ended September 30, 2023 and 2022.

Moolec Science SA

Unaudited interim condensed consolidated Financial Statements as of September 30, 2023 and June 30, 2023,
and for the three months ended September 30, 2023 and 2022

Moolec Science SA

Unaudited interim condensed consolidated statements of comprehensive loss for the three months period ended September 30, 2023 and 2022

In USD [$]

	Notes	For the three months ended on September 30, 2023	For the three months ended on September 30, 2022
Continuing operations
Revenue		$1,740,050	$-
Cost of sales	19	(1,519,642)	-
Research and development expense	18	(387,736)	(372,932)
Marketing expense		(219,260)	(19,318)
Administrative expense	17	(1,863,418)	(314,565)
Other operating expense		(17,909)	(11,500)
Loss from operations		$(2,267,915)	$(718,315)

Other Financial Results	16	554,938	(3,111)
Financial costs	16	(93,317)	-
Net loss before Income tax		$(1,806,294)	$(721,426)

Income tax benefit	15	215,291	-
Loss of the period		$(1,591,003)	$(721,426)
Basic and diluted loss per share	20	(0.04)	(0.02)

Other comprehensive income/loss
Foreign exchange differences on translation of foreign operations		(30,676)	-
Total other comprehensive income/(loss)		$(30,676)	$-

Total comprehensive loss for the period		$(1,621,679)	$(721,426)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Moolec Science SA

Unaudited interim condensed consolidated statements of financial position as of September 30, 2023 and June 30, 2023

In USD [$]

	Notes	As of September 30, 2023	As of June 30, 2023
ASSET
Non- current assets
Intangible assets	6	8,330,685	8,519,098
Fixed assets	7	1,191,665	1,142,082
Goodwill		248,273	251,440
Right-of-use of assets		413,687	43,806
Other non-current receivables	8	9,110,507	8,763,027
Total non-current assets		$19,294,817	$18,719,453
Current assets
Cash and cash equivalents	9	853,594	2,527,673
Short-term investments		263	306,034
Trade receivables		502,949	361,097
Other receivables		1,307,444	1,330,177
Prepayments		142,639	341,107
Inventories	10	390,293	465,748
Total current assets		$3,197,182	$5,331,836
TOTAL ASSETS		$22,491,999	$24,051,289
LIABILITIES AND EQUITY
Equity
Share capital	11	375,641	375,641
Share premium	11	66,996,982	66,996,982
Shares to be issued	11	3,068	3,068
Equity settled share-based payment	12	1,742,609	1,335,253
Cumulative translation adjustment		(12,564)	18,112
Accumulated deficit		(60,214,126)	(58,623,123)
Total equity		$8,891,610	$10,105,933
Liabilities
Non-current liabilities
Financial debts		-	99,046
Other liabilities		30	175,312
Lease liability		243,903	-
Deferred tax liability	15	843,032	1,071,807
Total non-current liabilities		$1,086,965	$1,346,165
Current liabilities
Accounts payable	13	7,762,752	7,479,614
Financial debts		2,392,786	2,546,243
Other liabilities	13	1,839,357	1,685,645
Warrants liabilities	14	389,961	887,689
Lease liability		128,568	-
Total current liabilities		$12,513,424	$12,599,191
TOTAL LIABILITIES		$13,600,389	$13,945,356
TOTAL LIABILITIES AND EQUITY		$22,491,999	$24,051,289

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements

Moolec Science SA

Unaudited interim condensed consolidated statements of changes in equity for the three months period ended September 30, 2023 and 2022

In USD [$]

	Share Capital			Cumulative	Equity settled
	Shares issued	Shares to be issued	Share premium	translation adjustment	share-based payment	Retained (deficit)	Total Equity
Balance as of June 30, 2022	$310,000	-	$7,290,000	$-	$838,576	$(6,834,243)	$1,604,333
Net loss of the period	-	-	-	-	-	(721,426)	(721,426)
Balance as of September 30, 2022	$310,000	$-	$7,290,000	$-	$838,576	$(7,555,669)	$882,907
Balance as of June 30, 2023	$375,641	$3,068	$66,996,982	$18,112	$1,335,253	$(58,623,123)	$10,105,933
Equity settled share-based payment	-	-	-	-	407,356	-	407,356
Exchange differences on translation of foreign operations	-	-	-	(30,676)	-	-	(30,676)
Net loss of the period	-	-	-	-	-	(1,591,003)	(1,591,003)
Balance as of September 30, 2023	$375,641	$3,068	$66,996,982	$(12,564)	$1,742.609	$(60,214,126)	$8,891,610

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements.

Moolec Science SA

Unaudited interim condensed consolidated statements of cash flows

For the three months period ended September 30, 2023 and 2022

In USD [$]

	For the three months ended September 30, 2023	For the three months ended September 30, 2022
Cash flows from operating activities
Loss for the period	$(1,591,003)	$(721,426)
Adjustments to reconcile loss for the period to net cash flows
Deferred income tax	(215,291)	-
Depreciation and amortization	180,623	425
Depreciation of right-of-use assets	9,894	-
Employee share-based payment	407,356	-
Financial income / expenses	(943,583)	3,110
Changes in working capital
Accounts receivable	(146,394)	-
Other receivables	9,065	(407)
Prepayment	198,467	-
Inventories	69,596	-
Accounts Payable	292,432	106,219
Other liabilities	(14,725)	621,727
Net cash (used in) / generated from operating activities	$(1,743,563)	$9,648
Cash flows from investing activities
Additions of fixed assets	(104,441)	-
Short-term investments withdrawals	279,004	-
Net cash generated from investing activities	$174,563	$-
Cash flows from financing activities
Proceeds from financial debts	117,763	-
Payment of loans	(182,976)	-
Payments of interest	(48,279)	-
Payments of lease liabilities	(13,952)	-
Net cash used in financing activities	$(127,444)	$-
Net (decrease) / increase in cash and cash equivalents	$(1,696,444)	$9,648
Cash and cash equivalents at beginning of the year	2,527,673	1,081,808
Effect of exchange rate changes and inflation on cash and equivalents	22,365	(3,084)
Cash and cash equivalents at end of the period	$853,594	$1,088,372

Non-cash financing activities
Increase in Right-of-use asset recognition through an increase in Lease liabilities	$380,321	$-

The accompanying notes are an integral part of these unaudited interim condensed consolidated statements.

Moolec Science SA

Notes to the unaudited interim condensed consolidated financial statements

In USD [$]

Note 1. General information

Moolec Science SA (“the Company’’, “the Group” or “Moolec Science’’) is a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022 (“date of incorporation”), created to develop affordable alternative proteins using molecular farming technology. The Company is registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Its registered address is 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg.

The subsidiaries and joint arrangements of the Company, of which their financial results have been included in the interim condensed consolidated Financial Statements, and in which the Company holds a majority of the voting rights or shares joint control as of September 30, 2023 are as follows:

Name	Principal activities	Country of incorporation and principal place of business	% Equity interest as of September 30, 2023
Moolec Science Limited (i)	Investment in subsidiaries	United Kingdom	100%
LightJump Acquisition Corporation	Investment in subsidiaries	USA	100%
ValoraSoy S.A. (ii)	Investment in subsidiaries	Argentina	100%
AG Biomolecules LLC (DE)	Investment in subsidiaries	USA	100%
Microo Foods Ingredients S.L. (iii)	Investment in joint arrangements	Spain	50%

(i)	Moolec Science Limited has a branch office in Argentina, Moolec Science Limited S.E.

(ii)	Incorporated through the acquisition on April 24, 2023.

(iii)	During December 2022, the Company agreed to participate in a joint arrangement with the 50% of participation of the newly created company named Microo Food Ingredients Sociedad Limitada.

Introductory note

On December 30, 2022, the Company consummated the previously announced business combination by and among LightJump Acquisition Corporation (“LightJump” or “SPAC”, a Delaware corporation), Moolec Science Limited (“Moolec” or “Moolec Science Limited”, a private limited company incorporated under the laws of England and Wales), the Company, and Moolec Acquisition, Inc. (“Merger Sub”, a Delaware corporation) (referred together with Moolec Science SA as “the Group”). As a result of the business combination, Moolec and SPAC had become direct wholly-owned subsidiaries of the Company and Moolec shareholders and SPAC shareholders became holders of issued Company Ordinary Shares of Moolec Science SA.

Negative working capital

As of September 30, 2023, the Group has a negative working capital of $9,316,239 generated mainly by reorganization expenses pending to be paid as well as account payables and financial debt balances that are higher than the account receivables. However, as part of the continuous efforts of management to strengthen the financial situation of the Group, as of October 15, 2023, Moolec Science has entered into an agreement to issue a convertible note due 2026 to Grupo Insud (“Insud”). As a consequence of the cash inflow related to the convertible note, the Group concludes it will, for the next 12 months from the issuance of these unaudited interim condensed consolidated financial statements, be able to realize its assets and discharge its liabilities in the normal course of operations. See note 23: Events after the reporting period.

Note 2. Accounting standards and basis of preparation

Note 2.1. Basis of Presentation

These unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the International Accounting Standard (“IAS ”) IAS 34 Interim Financial Reporting, as issued by International Accounting Standard Board (“IASB”) and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2023. These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.

These unaudited interim condensed consolidated financial statements of the Group were authorized by the Board of Directors of Moolec Science SA in January 22, 2024.

Note 2.2. Use of estimates and judgements

The preparation of the unaudited interim condensed consolidated financial statements requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the reporting amounts as presented in the unaudited interim condensed consolidated financial statements for all periods presented. Estimates and underlying assumptions are reviewed on an ongoing basis.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 30 June 2023.

Note 2.3. Going concern

Management has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern after the accompanying interim condensed consolidated Financial Statements are issued. The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. The Group concludes it will, for the next 12 months from the issuance of these unaudited interim condensed consolidated financial statements, be able to realize its assets and discharge its liabilities in the normal course of operations.

Note 3. Summary of significant accounting policies

The accounting policies applied in these unaudited interim condensed consolidated financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 30 June 2023. The policy for recognizing and measuring income taxes in the interim periods is consistent with that applied in the previous interim period and is described in Note 15: Income tax.

Note 3.2. New and amended IFRS Standards that are effective for the current period

a)	The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group.

-	Amendment to IAS 12 –Deferred tax related to assets and liabilities arising from a single transaction.
-	International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12).
-	Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies.
-	Amendments to IAS 8-Definition of Accounting Estimates.
-	IFRS 17, “Insurance Contracts”These new standards and amendments did not have any material impact on the Group.

b)	The following new standards are not yet adopted by the Group.

-	Amendments to IFRS 16- Lease Liability in a Sale and Leaseback. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS 1 – Non- current liabilities with covenants. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Rates Titled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.
-	Amendment to IAS 7 and IFRS 7 - Supplier Financing. The amendments are effective for annual periods beginning on or after January 1, 2024.

These amendments are not expected to have a material impact on the Group.

Note 3.3. Segment reporting

The Group operates in a single operating segment, which is “science-based food ingredients”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), the Chief Product Officer (“CPO”), the Chief Technology Officer (“CTO”) and the Chief Science Officer (“CSO”).

The Executive Team evaluates the Group’s financial information and resources and assess the financial performance of these resources on a consolidated basis on the basis of Net revenue/loss for the period.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statement of comprehensive income and unaudited interim condensed consolidated statement of financial position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to Moolec Science’s revenues.

Revenues breakdown:

The Company’s revenues arise from operations in Argentina. During the periods covered by these unaudited interim condensed consolidated financial statements the Company had no revenues from customers attributed to the entity’s country of domicile.

Non-current assets other than financial instruments

Non-current assets other than financial instruments are located in the following countries:

	As of September 30, 2023	As of June 30, 2023
Luxembourg	$248,277	$251,440
United Kingdom	4,770,086	4,774,320
Argentina	4,730,355	4,930,666
United States	435,592	-
Total non-current assets other than financial instruments	$10,184,310	$9,956,426

Note 4. Critical accounting judgements and estimates

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are the same as those described in the last annual financial statements.

Note 5. Comparative Information

The information disclosed for comparative purposes arises from the consolidated financial statements of Moolec as of June 30, 2023 and from unaudited financial information and for the period of July 1, 2022 through September 30, 2022, respectively.

The exchange of shares related to the capital Reorganization contemplated by the business combination agreement, explained in Note 1 of the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2023, has been given a retrospective effect in the share capital of the statement of changes in equity.

Note 6. Intangible Assets

	2023	2022
As of June 30,
Cost	8,613,615	4,598,930
Accumulated Amortization	(94,517)	-
Net book amount	$8,519,098	$4,598,930

Three months period ended September 30
Opening net book amount	8,519,098	4,598,930
Effect of changes in foreign exchange rates	(48,421)	-
Amortization (i)	(139,992)	-
Closing net book amount	$8,330,685	$4,598,930

As of September 30,
Cost	8,565,194	4,598,930
Accumulated Amortization	(234,509)	-
Net book amount	$8,330,685	$4,598,930

(i)	The charge of the amortization is included in Administrative expenses and Research and development expenses (see notes 17 and 18).

Note 7. Fixed Assets

	2023	2022
As of June 30,
Cost	1,171,286	10,617
Accumulated Amortization	(29,204)	(1,699)
Net book amount	$1,142,082	$8,918

Three months ended September 30, 2023
Opening net book amount	1,142,082	8,918
Effect of changes in foreign exchange rates	(14,227)	-
Additions	104,441	-
Depreciation (i)	(40,631)	(425)
Closing net book amount	$1,191,665	$8,494

As of September 30, 2023
Cost	1,261,500	10,617
Accumulated Depreciation	(69,835)	(2,123)
Net book amount	$1,191,665	$8,494

(i)	The depreciation charge is included in Administrative expenses and Cost of sales (see notes 17 and 19).

Note 8. Other receivables

Non-current

	As of September 30, 2023	As of June 30, 2023
Receivables with shareholders (i)	9,110,507	8,763,027
Total Other receivables	$9,110,507	$8,763,027

(i)	Moolec Science Limited issued an aggregate number of Moolec Science Limited ordinary shares equal to 2,354,069 (or 1,500,000 of Moolec Science SA shares after the transaction) to current individual shareholders of Bioceres S.A., and Bioceres Group PLC, (“New shareholders”) Moolec and the new shareholders entered into a subscription agreement (the “shareholders’ subscription agreement”) prior to the transaction pursuant to which Moolec Science Limited agreed to issue 2,354,069 of Moolec Science Limited ordinary shares. The subscription agreement was dated December 22, 2022. The new shareholders agreed to pay an aggregate purchase price of $15,000,000 within 5 years from the date of such subscription agreement. Such shareholders’ subscription agreement accrues an internal rate of return of 13.20%.

Note 9. Cash and cash equivalents

Cash and cash equivalents at each end of period/year, as disclosed in the Unaudited interim condensed consolidated statements of cash flows, may be reconciled against the items related to the Unaudited interim condensed consolidated Statement of Financial Position as follows:

	As of September 30, 2023	As of June 30, 2023
Cash	$138	$2,443
Bank accounts	823,008	2,061,636
Short-term investments	30,448	463,594
Total cash and cash equivalents	$853,594	$2,527,673

Note 10. Inventories

	As of September 30, 2023	As of June 30, 2023
Raw materials	126,911	179,368
Finished goods	263,382	286,380
Total Inventories	$390,293	$465,748

Note 11. Share capital and share premium

As of September 30, 2023, the share capital stock and share premium amounts to $66,996,982. The following table sets forth details of the balances as of September 30, 2023 and as of June 30, 2023:

	Number of shares	Shares issued amount	Shares to be issued amount	Share Premium
Balance as of June 30, 2023 and as of September 30, 2023	37,563,768	375,641	3,068	66,996,982

Share Purchase Agreement

On April 2023, the Company entered into a Share Purchase Agreement with Nomura Securities International, Inc (“Nomura”). The Agreement provides for a committed equity financing facility under which the Company has the option, but not the obligation, to sell up to the equivalent of $50 million in aggregate gross purchase price of its ordinary shares to Nomura over a 36-month period, subject to the terms of the Agreement. The Company intends to use the proceeds from any future sales of securities under the financing facility, if it is utilized, for general corporate purposes.

Sales of ordinary shares to Nomura, and the timing of any such sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the ordinary shares and determinations by the Company regarding the use of proceeds from any sale.

As of September 30, 2023, 3,600 shares (equivalent to $10,647) were issued under the Share Purchase Agreement.

Note 12. Share based payment

Under the share-based compensation plan, some employees and members of the executive management team as defined by the Board of Directors, were granted share options or restricted stock units (“RSU”) in return for their services to the Group.

As of September 30, 2023, Moolec had the following shared-based payment arrangements:

Share option plan for executives and senior management:

●	Group 1 granted up to 579,078 underlying ordinary shares. The options have an exercise price of $1.52 and expire in December 2030 (except one case in June 2031).

●	Group 2 granted up to 344,555 underlying ordinary shares. The options have an exercise price of $8.00 and expire in December 2030.

●	Group 3 granted up to 700,000 underlying ordinary shares. The options have an exercise price of $4.25. 500,000 expire in January 2033 and the other 200,000 in March 2023.

The fair value is defined as the actuarial expected value of the future benefits under the Plan calculated at the date in which benefits are granted and it is estimated using the option valuation method known as ‘binomial trees’. The estimate considers the effects of rotation, the vesting schedule and the possible dilutive effect of the future exercise of options.

Factor	Group 1	Group 2	Group 3
Fair value of shares	$1.00	$1.00	$2.97
Exercise price	$1.52	$8.00	$4.25
Expected volatility	70%	70%	70%
Dividend rate	-	-	-
Reference risk-free interest rate	3.00%	3.00%	4.25%
Plan duration	10 years	10 years	10 years
Fair value of stock options at measurement date	$9.11	$7.25	$2.04

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

Moolec Science estimates an expected rotation of 2.00% annually at constant value, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the amount and exercise price and the movements of the stock options of executives and managers of the Group for the period ended September 30, 2023.

September 30, 2023
	Group 1		Group 2		Group 3
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price

At the beginning	325,826	$1.52	206,598	$8.00	700,000	$4.25
Granted during the period	-	-	-	-	-	$-
Forfeited during the period	-	-	-	-	-	-
Exercised during the period	-	-	-	-	-	-
Expired during the period	-	-	-	-	-	-
At the ending	325,826	$1.52	206,598	$8.00	700,000	$4.25

The charge of the plans based on options recognized during the three months period ended on September 30, 2023 and 2022, was $235,522 and $42,373.

Note 13. Accounts Payable and other liabilities

	As of September 30, 2023	As of June 30, 2023
Transaction expenses payable	3,579,057	3,579,057
Related parties	756,887	774,460
Accruals	1,113,604	787,010
Trade payables	2,313,204	2,339,087
Total Accounts payable	$7,762,752	$7,479,614

	As of September 30, 2023	As of June 30, 2023
Related parties	677,000	677,000
Deferred payment related to Business Combination	498,772	492,799
Wages	265,745	221,141
Taxes	30,926	23,334
Others	366,914	271,371
Total Other liabilities	$1,839,357	$1,685,645

The book value is reasonably approximate to the fair value given its short-term nature.

Note 14. Warrants liabilities

Each of the Warrants to purchase an aggregate of 11,110,000 Ordinary Shares are exercisable to purchase one Ordinary Share and only whole warrants are exercisable. The exercise price of the Warrants is $11,50 per share. A Warrant may be exercised only during the period commencing on the date of the consummation of the transactions contemplated by the Business Combination Agreement and terminating on the earlier to occur of: the date that is five (5) years after the date on which the Business Combination is completed or the liquidation of the Company. Redemptions of warrants for cash once the public warrants become exercisable, may be redeemed (i) in whole and not in part, (ii) at a price of $0,01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18,00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. If the public warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis”. The private warrants will be treated identical to the public warrants.

Considering that the fair value as of September 30, 2023 and June 30, 2023, is $0.0351 and $0.0799 per Ordinary Share respectively, the valuation of warrants is the following:

	As of September 30, 2023	As of June 30, 2023
At the beginning of the period	$887,689	$-
Issued by the SPAC	-	1,666,500
Fair value remeasurement (Gain)	(497,728)	(778,811)
At the end of the period	$389,961	$887,689

Note 15. Income Tax

Income tax recognized through profit or loss

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the condensed consolidated interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Group’s consolidated loss before income tax for the three months ended September 30, 2023 amounts to $1,806,294 (loss for the three months ended September 30, 2022 $721,426). The income tax benefit for the three months ended September 30, 2023 was $215,291 (for the three months ended September 30, 2022 was a loss amounted to $137,071, for which no deferred tax assets have been recognized).

The Group consolidated effective tax rate with respect to continuing operations for the three months ended September 30, 2023 was 12%.

The tax rate used for 2023 represents the tax rate of 15% on the taxable income payable by the Group entities in Luxembourg, in accordance with the tax laws of this jurisdiction (in 2022: the tax rate was 19% in the UK). Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdiction.

Note 16. Financial income / expenses

	For the three months period ended
	September 30, 2023	September 30, 2022
Financial Costs
Interest expense	(93,317)	-
Total Financial Costs	$(93,317)	$-
Other financial results
Exchange rate difference	(920,898)	(3,084)
Investment results	110,262	-
Interest income (Shareholders’ loan)	346,513
Net fair value gain of warrant liabilities	497,728	-
Lease Liability Interest	(6,102)	-
Inflation adjustment	536,178	-
Other	(8,743)	(27)
Total Other financial results	554,938	(3,111)
Total net financial income / (expenses)	$461,621	$(3,111)

Note 17. Administrative expenses

	For the three months period ended
	September 30, 2023	September 30, 2022
Audit, legal and accountancy fees	(693,851)	(130,264)
Equity settled share-based payment	(432,097)	(42,373)
Payroll Expenses	(200,833)	(53,250)
Insurance	(141,941)	(10,103)
Professional fees	(70,100)	(58,000)
Travel Expenses	(36,583)	-
Amortization	(138,111)	-
Depreciation	(4,053)	-
Other office and admin expenses	(145,849)	(20,575)
Total Administrative expenses	$(1,863,418)	$(314,565)

Note 18. Research and development expense

	For the three months period ended
	September 30, 2023	September 30, 2022
Professional fees	(216,835)	(132,011)
Laboratories’ related expenses	(40,731)	(98,983)
Amortization	(1,881)	(425)
Depreciation of right-of-use assets	(9,894)	-
Other research and development expenses	(118,394)	(141,513)
Total Research and development expenses	$(387,736)	$(372,932)

Note 19. Cost of sales

	For the three months period ended
	September 30, 2023	September 30, 2022
Inventories at beginning	(465,748)	-
Purchases	(1,097,249)	-
Production costs
Payroll and professional fees	(202,812)	-
Maintenance, energy and fuel related to fixed assets	(101,635)	-
Amortization and depreciation	(36,578)	-
Other production costs	(126,628)	-
Sub-total production costs	(467,653)	-
Foreign currency translation	120,715	-
Sub-total	(1,909,935)	-
Inventories as of the end	390,293	-
Cost of sales	(1,519,642)	-

Note 20. Net loss per share

The Group’s basic and diluted loss per ordinary share are the same because the Group has generated net loss to ordinary shareholders. The following table presents the calculation of basic and diluted loss per ordinary share for the periods ended on September 30, 2023 and September 30, 2022 as follows:

Numerator	September 30, 2023	September 30, 2022
Loss for the period, attributable to the owners of the Group	(1,591,003)	(721,426)
Loss attributable to the ordinary shareholders	(1,591,003)	(721,426)

Weighted-average number of ordinary shares (basic and diluted)

Denominator	September 30, 2023	September 30, 2022
Weighted-average number of ordinary shares	37,806,468	31,000,000

Net loss attributable to ordinary shareholders per share	September 30, 2023	September 30, 2022
Basic and Diluted	(0.04)	(0.02)

Note 21. Related parties

Balances and transactions between the Group entities, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its directors and/or executive board members and the Company and the Parent are disclosed below.

Transactions with key management personnel

Key management personnel compensation comprised:

Other Related Party Transactions

	For the three months period ended
In USD ($)	September 30, 2023	September 30, 2022
Short-term employee benefits	15,375	-
Share based payment	214,963	40,341

Other Related Party Transactions

In USD ($)	Note	For the three months period ended September 30, 2023	For the three months period ended September 30, 2022
Share based payment
Key management		214,963	40,341
Expenses Paid on Behalf of the Company
Parent of BG Farming Technologies - Bioceres S.A.	(i)	-	182,634
Services Provided by Other Companies
30% owned by Bioceres S.A. - INMET S.A.- Ingenieria Metabolica S.A	(ii)	19,750	-
98.6% owned by Bioceres S.A. - INDEAR S.A.- Instituto de Agrobiotecnología Rosario	(iii)	26,114	-
Owned by Bioceres S.A. - Agrality Inc.	(iv)	26,750	-
Founded and operated by the Company’s CPO - Future Foods B.V.	(v)	1,580	10,461
Moolec Science SA Shareholders	(vii)	346,517	-

(i)	Expenses paid by Bioceres LLC on behalf of the Company.

(ii)	The Company entered into an agreement with INMET S.A.- Ingenieria Metabolica S,A through which it would receive research services in exchange for payment.

(iii)	The Company entered into an agreement with INDEAR S.A.- Instituto de Agrobiotecnologia Rosario where it would receive research services in exchange for payment.

(iv)	The Company entered into an agreement with Agrality Inc, for the provision of services.

(v)	The Company entered into an agreement with Future Foods B.V. for the provision of services.

(vi)	The Company entered into an agreement with shareholders which accrues an internal rate of return.

Other Related Party Balances

In USD ($)	Balance outstanding as of September 30, 2023	Balance outstanding as of June 30, 2023
100% Subsidiary of Bioceres S.A. - Bioceres LLC	(623,629)	(623,629)
Moolec S.A. Shareholders	9,109,544	8,763,027
Union Group Ventures Limited	(677,000)	(677,000)
INDEAR S.A.	(46,380)	(72,494)
Future Foods B.V	(40,378)	(78,337)
INMET S.A.- Ingenieria Metabolica S.A	(19,750)	-
Agrality Inc.	(26,750)	-

Note 22. Financial instruments

Accounting classification and fair value

Financial assets and liabilities are recognized when an entity of the Group becomes party to the contractual provisions of an instrument. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

The following represents the carrying value and fair value of the Company’s financial instruments and non-financial derivatives:

Recurring measurements	Note	As of September 30, 2023	As of June 30, 2023
Financial Assets
Amortized costs
Cash and cash equivalents	(i)	823,146	2,064,079
Trade and other receivables	(i)	10,920,899	10,454,301

Fair value through profit or loss
Cash and cash equivalents	(ii)	30,448	463,594
Short-term investments	(ii)	263	306,034
Total financial assets		$11,774,756	$13,288,008

Financial Liabilities
Amortized costs
Trade and other payables	(i)	9,602,140	9,340,571
Financial debt	(i)	2,392,784	2,645,289
Lease liabilities	(i)	372,471	-
Fair value through profit or loss
Warrant liabilities	(ii)	389,961	887,689
Total financial liabilities		$12,757,356	$12,873,549
Net financial asset /(liability)		$(982,600)	$414,459

(i)	Cash, short-term investments, trade and other receivables, prepayments, trade and other payables, financial debts and lease liabilities are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

(ii)	Fair value of cash equivalent, short-term investment and warrants has been determined using the quoted market price at the period-end (level 1).

Note 23. Events after the reporting period

Management has considered subsequent events through the date these interim condensed consolidated financial statements were issued.

As of October 15, 2023, the Company has entered into an agreement to issue a convertible note due 2026 to Grupo Insud (“Insud”) amount of approximately $21 million (the “Insud Convertible Note”) with a strike price of US $6.00 per share. The Insud Convertible Note will be issued against a cash payment of US $10 million and in-kind contributions to be made by Insud to Moolec Science. In-kind contributions include credits to access Insud’s state-of-the-art industrial capabilities, operational services, and the incorporation of joint agreement participation, started with the Company in the past. At maturity, Moolec Science will hold the option to deliver ordinary shares, cash, or a combination of cash and ordinary shares.

The agreement signed with Insud, follows Moolec Science’s previous announcement that it entered into a Memorandum of Understanding with Bioceres Crop Solutions “BIOX”) that secures the supply of approximately 15,000 tons of HB4® soybeans (the “BIOX Supply Agreement”) that may be upsized for a similar volume. The BIOX Supply Agreement will be paid through the issuance of a convertible note (the “BIOX Convertible Note” and together with the Insud Convertible Note, the “Convertible Notes”) on arms-length terms to the Insud Convertible Note.

Together, the Convertible Notes total approximately US $30 million of cash and in-kind contributions that include soybean inventories, operational services, and the acquisition of joint arrangement participation.